1 L OD

RECEIVED
2017 MAR 15 PM 12:51
SEC / TM

SE



17017596

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

Mail Processing Section
MAR 14 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning + Napier Investor Serv

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport	NY	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle O'Brien — (585) 325-6880 ext. 8792
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1200 Bausch & Lomb Place	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beth H. Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth H Galusha
Signature

Treasurer
Title

Zandra Lee Mistretta
Notary Public

ZANDRA LEE MISTRETTA
Notary Public, State of New York
Qualified in Monroe County
No. 01MI6004598
My Commission Expires 3/23/18

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manning & Napier Investor Services, Inc.

(SEC I.D. No. 8-42468)

Financial Statements as of and for the Year Ended December 31, 2016

Supplemental Schedule as of December 31, 2016

Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Manning & Napier Investor Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Manning & Napier Investor Services, Inc. (the "Company") as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 9, 2017

PricewaterhouseCoopers LLP, 1200 Bausch & Lomb Place, Rochester, NY 14604-2705
T: (585) 232 4000, F: (585) 454 6594, www.pwc.com/us

Manning & Napier Investor Services, Inc.
Statement of Financial Condition
December 31, 2016

		(in thousands, except share data)
Assets		
Cash and cash equivalents	$	930
12b-1 fees receivable		494
Receivable from affiliate		50
Prepaid expenses and other assets		185
Total assets	$	1,659
Liabilities		
12b-1 fees payable	$	487
Payable to affiliates		56
Accounts payable and accrued liabilities		84
Total liabilities		627
Shareholder's Equity		
Common stock, $0.01 par value - 10,000,000 shares authorized with 7,789,372 issued and outstanding	$	78
Additional paid-in capital		876
Retained earnings		78
Total shareholder's equity		1,032
Total liabilities and shareholder's equity	$	1,659

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Operations
Year Ended December 31, 2016

	(in thousands)
Revenues	
12b-1 fee revenue	$ 6,217
Administrative fees from affiliate	600
Gross dealer concession revenue	176
Total revenues	6,993
Expenses	
12b-1 fee expense	6,105
Registration fees	189
Administrative services - affiliate	493
General and administrative	104
Total expenses	6,891
Income before provision for income taxes	102
Provision for income taxes	52
Net Income	$ 50

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2016

(in thousands, except share data)	Common Stock		Additional Paid-In Capital	Retained (Deficit) Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance—December 31, 2015	7,789,372	$ 78	$ 876	$ 28	$ 982
Net Income	—	—	—	50	50
Balance—December 31, 2016	7,789,372	$ 78	$ 876	$ 78	$ 1,032

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

	(in thousands)
Cash flows from operating activities:	
Net income	$ 50
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	19
(Increase) decrease in operating assets and increase (decrease) in operating liabilities:	
12b-1 fees receivable	69
Prepaid expenses and other assets	(10)
12b-1 fees payable	(74)
Payable to affiliates	2
Accounts payable and accrued liabilities	(14)
Net cash provided by operating activities	42
Net increase in cash and cash equivalents	42
Cash and cash equivalents:	
Beginning of year	888
End of year	$ 930
Supplemental disclosure:	
Cash paid during the period for taxes, net of refunds	$ 50

The accompanying notes are an integral part of these financial statements.

1. The Company

Manning & Napier Investor Services, Inc. (the "Company") was incorporated in 1990 and is a wholly-owned subsidiary of Manning & Napier Group, LLC (the "Parent"). The Company is the distributor for the Manning & Napier Fund, Inc. (the "Funds"), registered investment companies under the Investment Company Act of 1940, as amended, which are managed by Manning & Napier Advisors, LLC (the "affiliate"), a registered investment advisor.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates or assumptions.

Cash and Cash Equivalents
The Company's policy is to consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents, and to classify such cash equivalents as Level 1 in accordance with the fair value hierarchy under U.S. GAAP. The Company's cash is held in an operating account at a major financial institution.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets are comprised primarily of prepaid registration fees.

Fair Value Measurements
The Company's policy is to categorize any financial assets and liabilities carried at fair value in its statement of financial condition based upon the U.S. GAAP framework for measuring fair value. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The following three-tier fair value hierarchy prioritizes the inputs used in measuring fair value:

- Level 1—observable inputs such as quoted prices in active markets for identical securities;
- Level 2—other significant observable inputs (including but not limited to quoted prices for similar securities, interest rates, prepayment rates, credit risk, etc.); and
- Level 3—significant unobservable inputs (including our own assumptions in determining the fair value of investments).

Revenue
The Company receives distribution and servicing fees for providing certain services for designated classes of the Funds' 12b-1 shares. These fees are based upon a percentage of the average net assets of the Funds and are recognized in the period earned. (Note 3)

The Company has an agreement with a non-affiliated broker-dealer to provide certain marketing assistance. Gross dealer concession revenue under this agreement is recognized as earned, and totaled $176 thousand for the year ended December 31, 2016.

The Company also operates under a service agreement with the affiliate and earns revenue for broker-dealer administration services. Revenues for these services are recognized as earned (Note 3).

12b-1 Fee Expense
12b-1 fees represent distribution and servicing fees remitted to third party intermediaries for providing certain services for designated classes of the Funds' shares. Such fees are recognized in the period incurred.

Registration Fees
The Company pays registration fees to FINRA. By doing so, the Company is licensed to transact business as a limited-purpose broker dealer in various states. Additionally, the Company incurs expenses related to the registration of sales representatives of the affiliate.

Income Taxes
The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, which supersedes existing accounting standards for revenue recognition and creates a single framework. The revenue standard contains principals that will be applied to determine the measurement of revenue and timing of recognition. We will adopt the new standard on its effective date of January 1, 2018. We have not yet selected whether we will adopt the standard using the retrospective approach with adjustment to each prior period or modified retrospective approach with the cumulative effect of initial application recognized at the date of initial application. We are continuing to assess the impact of adoption though early conclusions indicate the standard will not have a material impact on our financial condition and results of operations. While we have not identified material changes in the timing of revenue recognition, we continue to evaluate the presentation of certain revenue related costs on a gross versus net basis as well as the additional disclosures required by the standard.

3. Related Party Transactions

12b-1 fee revenue from mutual funds managed by the affiliate totaled approximately $6.2 million for the year ended December 31, 2016. The related 12b-1 fees receivable was approximately $0.5 million at December 31, 2016 and are expected to be settled in the normal course of business.

The Company operates under a service agreement with the affiliate. The affiliate is charged an administrative fee for the Company's broker-dealer services. During the year ended December 31, 2016, the annual administrative fee received was $0.6 million.

The Company incurred expenses of approximately $0.5 million for the year ended December 31, 2016 from the affiliate for various office administrative functions performed, including allocated payroll charges and office space used on the Company's behalf.

4. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of

aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital (as defined) of approximately $0.5 million at December 31, 2016 against minimum net capital requirements (as defined) of approximately $42 thousand. The Company's aggregate indebtedness to net capital ratio was 1.20 to 1 at December 31, 2016.

5. Income Taxes

The Company is liable for or able to benefit from U.S. federal or state and local income taxes on its earnings and (losses), respectively.

Components of the provision for income taxes consist of the following:

		(in thousands)
Current		
Federal	$	10
State & Local		23
Current tax expense		33
Deferred		
Federal		19
State & Local		—
Deferred tax benefit		19
Provision for income tax expense	$	52

The differences between income taxes computed using the U.S. federal income tax rate of 34% and the provision for income taxes were as follows:

		(in thousands)
Amount computed using the statutory rate	$	35
Increase in taxes resulting from:		
State and local taxes, including settlements and adjustments, net of federal benefit		15
Other		2
Provision for income taxes	$	52

Deferred Tax Assets and Liabilities
Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. As of December 31, 2016, the Company reduced its deferred tax asset to $0 as the tax benefit was fully recognized by that date.

As of December 31, 2016 the Company has no available net operating loss carry forwards for income tax purposes.

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are accrued on a separate company return basis with the exception of states that are filed in a combined group. The Company's state tax liabilities associated with combined filing states are calculated using each state's allocation method for determining separate company liabilities. A net current tax receivable

of approximately $3 thousand is included in the accompanying statement of financial condition as of December 31, 2016.

Accounting for Uncertainty in Income Taxes
The Company's policy regarding interest and penalties related to uncertain tax positions is to recognize such items as a component of the provision for income taxes. At December 31, 2016, the Company's liability for income taxes associated with unrecognized tax benefits was approximately $8 thousand.

The Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations. The Company's U.S. Federal and state tax matters for the years 2013 through 2015 remain subject to examination by the respective tax authorities.

6. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of December 31, 2016, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

7. Subsequent Events

Subsequent events have been evaluated through March 9, 2017, the date these financial statements were available to be issued, and it was determined that no subsequent events had occurred that would require change or additional disclosures.

SUPPLEMENTAL SCHEDULE

Manning & Napier Investor Services, Inc

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2016

		(in thousands)
Total shareholder's equity	$	1,032
Nonallowable assets		
12b-1 fees receivable		(273)
Receivables from affiliates		(50)
Prepaid and other assets		(185)
Net capital before haircuts	$	524
Haircuts		—
Net capital		524
Aggregate indebtedness		
12b-1 fees payable	$	487
Payable to affiliates		56
Accounts payable and accrued expenses		84
Total aggregate indebtedness	$	627
Minimum capital required (The greater of 6-2/3% of aggregate indebtedness or $25)	$	42
Capital in excess of minimum requirement	$	482
Ratio of aggregate indebtedness to net capital		1.20

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part IIA of Form X-17A-5 filing as of the same date.

Exemption Under SEC Rule 15c3-3 Has Been Claimed

No computation of the reserve requirement is made as the Company claims exemption under the provisions of Rule 15c3-3 Section (k)(2)(i), as the Company is a Limited Purpose Broker-Dealer whose activities are limited to investment company shares and direct participation program.



SEC
Mail Processing
Section
MAR 14 2017
Washington DC
416

Report of Independent Accountants

To the Board of Directors of
Manning & Napier Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Manning & Napier Investor Services, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries. No payments were made in 2016 as an overpayment was carried forward from the prior years.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $6,993,394 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. No additions identified within item 2b.
    b. Compared deductions on line 2c.(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $6,800,621 to supporting schedules and working papers provided by Michelle O'Brien, Manager of Financial Reporting. No differences were noted.

4. Recalculated the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $192,773 and $481.93, respectively of the Form SIPC-7. No differences were noted.

PricewaterhouseCoopers LLP, 1200 Bausch & Lomb Place, Rochester, NY 14604
T: (585) 232-4000, F: (585)454-6594, www.pwc.com/us

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with Page 1, item 2H of the Form SIPC-7 filed for the period ended December 31, 2015. No differences were noted.

6. Recalculated the mathematical accuracy of the Assessment balance due or (overpayment), page 1, item 2d by subtracting the prior overpayment applied (page 1, item 2C) from the General assessment (page 1, item 2A).

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Manning & Napier Investor Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 9, 2017

Manning & Napier Investor Services, Inc.'s Exemption Report

Manning & Napier Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) during the period January 1, 2016 to December 31, 2016 except as described below.

The following shareholder check for investment in Manning & Napier Fund, Inc. ("the Fund") was received at the Company's main office and was not promptly transmitted to the Fund's sub-transfer agent for processing:

Number of checks	Date received at Company's main office	Date transmitted to Fund's sub-transfer agent
1	1/15/2016	1/19/2016

Manning & Napier Investor Services, Inc.

I, Beth H. Galusha, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm of Manning & Napier Investor Services, Inc. is true and correct.

By: Beth H. Galusha
Beth H. Galusha
Title: Treasurer
March 9, 2017

CONFIDENTIAL



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Manning & Napier Investor Services, Inc.

We have reviewed Manning & Napier Investor Services, Inc.'s (the "Company") assertions, included in the accompanying Manning & Napier Investor Services, Inc.'s Exemption Report ("Exemption Report"), in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 except as described in its Exemption Report with respect to the following:

The following shareholder check for investment in Manning & Napier Fund, Inc. ("the Fund") was received at the Company's main office and was not promptly transmitted to the Fund's sub-transfer agent for processing:

Number of checks	Date received at Company's main office	Date transmitted to Fund's sub-transfer agent
1	1/15/2016	1/19/2016

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 9, 2017

PricewaterhouseCoopers LLP, 1200 Bausch & Lomb Place, Rochester, NY 14604-2705
T: (585) 232 4000, F: (585) 454 6594, www.pwc.com/us